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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Amendment No. 1)
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

OSG AMERICA L.P.
(Name of Subject Company (Issuer))

OSG BULK SHIPS, INC.
(Offeror)
 a wholly owned subsidiary of

OVERSEAS SHIPHOLDING GROUP, INC.,
(Names of Filing Persons)

Common Units representing limited partner interests
(Title of Class of Securities)

671028108
(CUSIP Number of Class of Securities)

James I. Edelson
General Counsel & Secretary
Overseas Shipholding Group, Inc.
666 Third Avenue, New York, New York 10017
(212) 953-4100
(Name, Address, and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:

Gary L. Sellers, Esq.
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, NY 10017
(212) 455-2695

CALCULATION OF FILING FEE:

Transaction Valuation(1)	Amount of Filing Fee(2)

$71,791,676.50	$4,005.98

The transaction valuation is estimated solely for purposes of calculating the fee only. The calculation assumes the purchase of all of the issued and outstanding common units of OSG America L.P. not beneficially owned by Overseas Shipholding Group, Inc. at a purchase price of $10.25 per unit in cash. Accordingly, the calculation assumes the purchase of 7,004,066 common units.

2
The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for Fiscal Year 2009, issued March 11, 2009. The fee equals $55.80 per one million dollars of transaction value.
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Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	4,005.98	Filing Party:	Overseas Shipholding Group, Inc., OSG Bulk Ships, Inc.
Form or Registration No.:	Schedule TO-T	Date Filed:	November 5, 2009
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1

☐
issuer tender offer subject to Rule 13e-4

☒
going-private transaction subject to Rule 13e-3

☐
amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

        This Amendment No. 1 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO on November 5, 2009 (as amended and supplemented, this "Schedule TO") by Overseas Shipholding Group, Inc., a Delaware corporation ("Parent"), and ("OSG Bulk Ships, Inc., a New York corporation ("OSG Bulk" and, together with Parent, "OSG"). This Schedule TO relates to the offer by OSG Bulk to purchase common units ("Units") of OSG America L.P., a Delaware limited partnership (the "Partnership"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 5, 2009 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal" and, together with the Offer to Purchase, as each may be supplemented or amended from time to time, the "Offer").

        All capitalized terms used but not defined in this Schedule TO have the meanings ascribed to them in the Offer to Purchase.

        The items of this Schedule TO set forth below are hereby further amended and supplemented as follows:

Item 11.    Additional Information

        The Section of the Offer to Purchase captioned, "The Offer—Section 12. Certain Legal Matters—Unitholder Litigation" is hereby amended to include the following at the end of the Section:

        On November 9, 2009, the plaintiff in Balanced Beta Fund v. Morten Arntzen, et al. filed an amended purported class action complaint (the "Balanced Beta Fund First Amended Complaint"). The Balanced Beta Fund First Amended Complaint, which does not name any new defendants, purports to assert a claim for breach of fiduciary duties, against all defendants except OSG, and purports to assert two new claims, one for breach of the fiduciary duty of disclosure, against the individual defendants, and another for "coercion" and aiding and abetting breaches of fiduciary duties, against OSG. The Balanced Beta Fund First Amended Complaint continues to allege, among other things, that the Offer price is unfair and inadequate and involves a process that is inadequate. In particular, the Balanced Beta Fund First Amended Complaint claims, among other things: that OSG controls the Partnership and its directors; that the Partnership has no independent directors (including that Mr. Dolphin is not independent based on, among other things, the plaintiff's allegations that Mr. Dolphin and Mr. Arntzen serve as trustees of the Seamen's Church Institute and that that institution receives financial support of $50,000 or more per year from OSG); that OSG controlled the actions of the Conflicts Committee; and that the individual defendants failed to disclose material information in the Partnership's Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9"). The Balanced Beta Fund First Amended Complaint seeks, among other things, a declaratory judgment and compensatory and/or rescissory damages. The defendants believe that the claims made in the Balanced Beta Fund First Amended Complaint are without merit and intend to vigorously defend against this action. The parties to Balanced Beta Fund have entered into an agreement regarding certain expedited discovery and an expedited briefing schedule in connection with plaintiff's anticipated motion for a preliminary injunction. The parties in Cornelius P. Dukelow v. OSG America, L.P., et al., Index No. 650580/2009 (the "Dukelow Complaint") have entered into a stipulation, filed on November 19, 2009, and subject to approval by the Court, providing, among other things, that there will be no litigation activity in that action through and including the expiration of the Offer (including any extensions thereto) (the "Dukelow Stipulation").

        The foregoing summary of the Balanced Beta Fund First Amended Complaint and the Dukelow Stipulation is qualified in its entirety by reference to the Balanced Beta Fund First Amended Complaint and the Dukelow Stipulation, which are filed as Exhibit (a)(5)(iii) and Exhibit (a)(5)(iv), respectively, and incorporated by reference herein.

Item 12.    Exhibits

        Item 12 of the Schedule TO is hereby amended to include the following:

(a)(5)(iii)	First Amended Complaint of Balanced Beta Fund, individually and on behalf of all others similarly situated, against Morten Arntzen, et al., Case No. O9-025646, filed in the Circuit Court of the 13th Judicial District, in and for Hillsborough County, Florida, on November 9, 2009.
(a)(5)(iv)	Stipulation and Proposed Order, Cornelius P. Dukelow v. OSG America, L.P., et al., Index No. 650580/2009, filed in the Supreme Court of the State of New York county of New York on November 19, 2009.

Item 13.    Information Required by Schedule 13E-3

Item 15.    Additional Information.

        The Section of the Offer to Purchase captioned, "The Offer—Section 12. Certain Legal Matters—Unitholder Litigation" is hereby amended to include the following at the end of the Section:

        On November 9, 2009, the plaintiff in Balanced Beta Fund v. Morten Arntzen, et al. filed the Balanced Beta Fund First Amended Complaint. The Balanced Beta Fund First Amended Complaint, which does not name any new defendants, purports to assert a claim for breach of fiduciary duties, against all defendants except OSG (thereby abandoning that claim against OSG), and purports to assert two new claims, one for breach of the fiduciary duty of disclosure, against the individual defendants, and another for "coercion" and aiding and abetting breaches of fiduciary duties, against OSG. The Balanced Beta Fund First Amended Complaint continues to allege, among other things, that the Offer price is unfair and inadequate and involves a process that is inadequate. In particular, the Balanced Beta Fund First Amended Complaint claims, among other things: that OSG controls the Partnership and its directors; that the Partnership has no independent directors (including that Mr. Dolphin is not independent based on, among other things, the plaintiff's allegations that Mr. Dolphin and Mr. Arntzen serve as trustees of the Seamen's Church Institute and that that institution receives financial support of $50,000 or more per year from OSG); that OSG controlled the actions of the Conflicts Committee; and that the individual defendants failed to disclose material information in the Schedule 14D-9. The Balanced Beta Fund First Amended Complaint seeks, among other things, a declaratory judgment and compensatory and/or rescissory damages. The defendants believe that the claims made in the Balanced Beta Fund First Amended Complaint are without merit and intend to vigorously defend against this action. The parties to Balanced Beta Fund have entered into an agreement regarding certain expedited discovery and an expedited briefing schedule in connection with plaintiff's anticipated motion for a preliminary injunction. The parties in Dukelow Complaint have entered into the Dukelow Stipulation, filed on November 19, 2009, and subject to approval by the Court, providing, among other things, that there will be no litigation activity in that action through and including the expiration of the Offer (including any extensions thereto).

        The foregoing summary of the Balanced Beta Fund First Amended Complaint and the Dukelow Stipulation is qualified in its entirety by reference to the Balanced Beta Fund First Amended Complaint and the Dukelow Stipulation, which are filed as Exhibit (a)(5)(iii) and Exhibit (a)(5)(iv), respectively, and incorporated by reference herein.

 SIGNATURE

        After due inquiry and to the best of its knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Date: November 20, 2009	OVERSEAS SHIPHOLDING GROUP, INC.
	By:	/s/ MYLES R. ITKIN
	Name:	Myles R. Itkin
	Title:	Executive Vice President
OSG BULK SHIPS, INC.
	By:	/s/ MYLES R. ITKIN
	Name:	Myles R. Itkin
	Title:	Senior Vice President

 EXHIBIT INDEX

(a)(5)(iii)	First Amended Complaint of Balanced Beta Fund, individually and on behalf of all others similarly situated, against Morten Arntzen, et al., Case No. O9-025646, filed in the Circuit Court of the 13th Judicial District, in and for Hillsborough County, Florida, on November 9, 2009.
(a)(5)(iv)	Stipulation and Proposed Order, Cornelius P. Dukelow v. OSG America, L.P., et al., Index No. 650580/2009, filed in the Supreme Court of the State of New York county of New York on November 19, 2009.

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  Item 11. Additional Information
  Item 12. Exhibits
  Item 13. Information Required by Schedule 13E-3
  Item 15. Additional Information.
SIGNATURE
EXHIBIT INDEX